FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 29, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item
1.	Agenda of AUO’s 2004 Annual General Shareholders’ Meeting dated April 29, 2004
2.	Candidate List proposed by the Company for the Election of Directors and Supervisors
3.	Q & A with respect to the cumulative voting
4.	2003 Summary Annual Report of AU Optronics Corp.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: March 29, 2004	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

AU OPTRONICS CORP.

2004 Annual General Shareholders’ Meeting

Meeting Agenda

Date: April 29, 2004

------Disclaimer----
THIS IS A TRANSLATION OF THE AGENDA FOR THE 2004 ANNUAL GENERAL SHAREHOLDERS’ MEETING (“THE AGENDA”) OF AU OPTRONICS CORP. (“THE COMPANY”). THE TRANSLATION IS FOR REFERENCE ONLY. IF THERE IS ANY DISCREPANCY BETWEEN THE ENGLISH VERSION AND CHINESE VERSION, THE CHINESE VERSION SHALL PREVAIL.

Table of Contents

I.     Meeting Procedure

II.     Meeting Agenda

III.   Attachments

1.	Independent Auditors’ Report and 2003 Financial Statements

2.	Comparison table for the Articles of Incorporation before and after amendments

3.	2003 earnings distribution statement

IV.    Appendices

1.	Shareholding of Directors and Supervisors

2.	AUO Convention Rules and Procedures for Shareholders’ Meetings

3.	Articles of Incorporation (before amendments)

4.	Rules for the Election of Directors and Supervisors

5.	Influence of proposed stock dividend distribution upon 2004 operating performance, EPS, and return on investment

6.	Earning distribution proposal and the presumed EPS after the distribution

I.     Meeting Procedure

AU Optronics Corp.
2004 Annual General Shareholders’ Meeting Procedure

1.	Commencement

2.	Chairman’s address

3.	Meeting agenda

4.	Extraordinary motions

5.	Adjourn meeting

II.   Meeting Agenda

AU Optronics Corp.
2004 Annual General Shareholders’ Meeting Agenda

1.	Status Report
(1)	AUO 2003 Report of Business
(2)	Supervisors’ report of 2003 Audited Financial Report
(3)	Report of indirect investments in China in 2003
(4)	Report on the issuing plan of secured corporate bond in 2004
2.	Acceptance and Discussion
(1)	To accept the 2003 Business Report and Financial Statements
(2)	To approve the revisions to Articles of Incorporation
(3)	To elect the Directors and Supervisors
(4)	To approve the proposal for distribution of 2003 profits
(5)	To approve the capitalization of 2003 dividends and employee stock bonus
(6)	To approve a new rights issue to sponsor DR offering
(7)	To release the Directors from non-competition restrictions

3.	Extraordinary Motions

4.	Adjourn Meeting

1. Status Report

(1) AUO 2003 Report of Business

     We are proud to present the results of our operations for 2003 as the culmination of years of relentless efforts and dedication. Our consolidated revenues in 2003 exceeded the NT$100 billion mark to reach NT$104.9 billion, and our net income grew to NT$15.7 billion, the highest net income ever achieved by a Taiwan TFT-LCD producer. We have further strengthened our competitiveness and firmly established ourselves as one of the global leaders in the TFT-LCD industry.

     The flat panel display industry is a dynamic one and presents enormous opportunities for growth. Flat panel display producers, especially for TFT-LCD panels, are well positioned to meet the demands of the information technology (IT) and consumer electronics industries. TFT LCD technology can offer technical advantages, wide product applications and economies of scale that are indispensable for digital lifestyle. As Taiwan’s most prominent TFT-LCD producer, AU Optronics has vast growth potentials to lead the way in this exciting industry. We intend to seize this opportunity to aggressively expand our market share and pursue our medium-to-long term strategies. Our strategies for the coming years are as follows:

1.	Continue to invest in next generation production facilities and to upgrade existing facilities. In July of 2003, we officially held our ground breaking for our planned sixth-generation fab at the Taichung Science Park.
2.	We believe that our intense focus on research and development capabilities enables us to maintain our leadership position in the TFT-LCD industry. We are currently in the final phases of the establishment of AUO Technology Center, our dedicated research and development hub. The Center is scheduled to be completed in the second quarter of 2004. We expect that the Center will employ over 1,000 research and development engineers dedicated solely to research and development of the latest technologies in flat panel displays.
3.	We have achieved considerable progress in the development of new display technologies in certain important segments such as in LCD television, low temperature poly-silicon (“LTPS”), and organic light emitting displays (“OLED”). We plan to commercialize part of the research results in 2004 to further broaden our product portfolio with value enhancing technologies.
4.	We intend to actively pursue our investment plans in order to support our medium-to-long term business strategies, with the objective of further enhancing our leadership position and shareholders’ return.
5.	We remain dedicated as ever to our customers. AU Optronics asserts its “customer first” business principle by establishing long-term relationships and working with customers as a trusted partner. We are committed to our customers’ success by consistently providing products, solutions and services of superior quality that constantly exceed customer expectations.

As we embark on the next stage of growth and expansion, our management team will continue to reinforce our core value of uncompromising integrity. At AU Optronics, we always strive for “Making the Best Better” and execute with discipline and passion. With these values in mind, we look forward to capitalizing the strong industry momentum that continues from 2003 and strive to maximize our shareholders’ value in the coming year.

We would like to take this opportunity to extend our appreciation to all our shareholders, business partners, and employees for their continued support and confidence.

Thank You.

KY Lee, Chairman and CEO

HB Chen, President and COO

(2) Supervisors’ Report of 2003 Audited Financial Report

The Board of Directors has prepared and submitted to us the Company’s 2003 Financial Statements, which have been audited by KPMG. The Financial Statements present fairly the financial position of the Company and the results of its operations and cash flows. We, as the Supervisors of the Company, have reviewed these Financial Statements, Report of Operations, and the proposals relating to distribution of net profit. According to Article 219 of the Company Law in ROC, we hereby submit this report.

AU Optronics Corp.

Supervisors:

Representative of BENQ Corporation

Ko-Yung (Eric) Yu

Representative of United Microelectronics Corp.

Chun Kuan

(3) Report of indirect investments in China in 2003

As of Dec. 31, 2003
Investee	Investing entity	Accumulated investment amount	Limit for investment amount in China*
AU Optronics (Suzhou) Corp.	AU Optronics (L) Corp.	USD 70,000 thousand (or NTD 2,383,933 thousand)	NTD 20,030,905 thousand

* As per local regulations, the limit is calculated based on AUO’s net worth as of Dec 31, 2003 as follows (Amount in NTD million): [net worth 92,655 – 10,000] * 20% + 5,000 * 30% + 5,000 * 40%.

(4)	Report on the issuing plan of secured corporate bond in 2004
In accordance with our long term financing plans and capital expenditures, it’s resolved by the Board of Directors on February 10, 2004 to issue NT$ 6 billion of secured corporate bond. The issuing plan is summarized as follows.

a.	Name of the bond: Secured corporate bonds of AU Optronics Corp.
b.	Total amount of the issue: NT$ 6 billion
c.	Issue period: Up to 5 years.

d.	Issue method: The bond could be issued in different issues and tranches.
e.	Face value: NT$ 1 million or integral multiples of NT$ 1 million
f.	Issue coupon/interest rate: To be set in accordance with the market conditions
g.	Types and names of the collateral: Secured by International Commercial Bank of China and other 11banks

As of the printing date of the proxy statement, the bond issuance is still under planning.

2.	Acceptance and Discussion
(1)	To accept the 2003 Report of Business and Financial Statements (the proposal was submitted by the Board of Directors)
Explanation:
-	The 2003 Financial Statements, including Balance Sheet, Income Statement, Statement of Changes in Stockholders’ Equity, and Statement of Cash Flows, have been audited by KPMG and approved by the Board of Directors. The Supervisors have reviewed the 2003 Report of Business and Financial Statements.
-	For 2003 Financial Statements and the Auditors’ Report thereto, please refer to Attachment 1.

Resolution:

(2)	To approve the revisions to Articles of Incorporation (the proposal was submitted by the Board of Directors)

Explanation:
-	It is proposed that Articles 2 and 17 be amended to meet the Company’s operation needs.
-	A comparison table for the Articles of Incorporation before and after revisions is attached hereto as Attachment 2.

Resolution:

(3)	To elect the Directors and Supervisors (the proposal was submitted by the Board of Directors)

Explanation:
-	The tenure for the third term of AUO’s Directors and Supervisors will expire by October, 2004. The Board of Directors resolved that nine directors and three supervisors be elected, in accordance with the Articles of Incorporation, at 2004 Annual General Shareholders’ Meeting. The tenure of the newly elected Directors and Supervisors shall commence on the date of 2004 Annual General Shareholders’ Meeting, April 29, 2004, and shall expire 3 years from the Meeting date. The existing Directors and Supervisors shall be discharged from the office of directors and supervisors respectively on the same date as the new Directors and Supervisors are elected.

Result:

(4)	To approve the proposal for distribution of 2003 profits (the proposal was submitted by the Board of Directors)

Explanation :
-	The proposed distributions are allocated from earnings available for distribution as of Dec. 31, 2003.
-	For 2003 earning distribution statement, please refer to Attachment 3.

Resolution:

(5)	To approve the capitalization of 2003 dividends and employee stock bonus (the proposal was submitted by the Board of Directors)

Explanation:
-	For the purpose of capacity expansions, it is proposed that a total of NTD 3,058,036,560 (representing 305,803,656 common shares) from AUO’s retained earnings be capitalized and of which NTD 2,170,118,620 is allocated for shareholder dividend and NTD 887,917,940 for employee stock bonus.
-	The capitalization plan will take effect upon the approval of related authorities. The stock dividend distribution will be based on the list of shareholders registered as of the record date of stock dividend. Each shareholder will be entitled to receive 50 common shares for every 1,000 common shares. If a portion of the dividend does not amount to one full share, the shareholders concerned may pool together fractional shares to form one full share and register the same within 5 days from the record date. Shareholders will be paid unregistered fractions of shares in cash based on the fraction of the face value represented with calculations rounded down to the nearest one NTD. The remaining shares will be designated for subscription at face value by AUO Employee Welfare Commission. AUO’s Chairman and President are authorized to decide the allocation of employee stock bonus.
-	The rights and obligations of the new common shares are the same as existing ones.
-	AUO’s Chairman and President are authorized to determine the capacity expansions concerned.
-	The Board is authorized to set the record date of stock dividend after the capitalization plan receives approval from related authorities.

Resolution:

(c)	To approve the issuance of new common shares for cash to sponsor DR offering. (the proposal was submitted by the Board of Directors)

Explanation:

-

It is proposed that the Shareholders’ Meeting to authorize the Board of Directors, depending on the Company’s capital needs and market conditions, to issue new common shares for cash to sponsor Depositary Receipt (“DR”) offering. The number of new common shares to be issued by the Company in connection with the DR offering should be determined by the Board which shall not exceed 500,000,000 common shares and the Board may, within the issuance limit and based on the market conditions, adjust the issue size, provided that the new common shares should be issued by the Company at one time.

-	10% of the new common shares shall be allocated for the employees’ subscription under the applicable law. Preemptive rights to subscribe the remaining 90% shall be waived by the shareholders and such remaining 90% should be offered to the public, under Article 28-1 of the Securities and Exchange Law, to sponsor the DR offering. Any new common shares not subscribed by employees of the Company shall be determined by the Chairman, depending on the market demand, to be allocated as underlying shares of the DRs or to be subscribed by the designated person(s).
-	The issue price of the new common shares will be determined with reference to (a) the closing price of the Company’s common shares or American Depositary Shares (“ADSs”) at the time of pricing or (b) the average of the closing price of the Company’s common shares or ADSs for 1, 3 or 5 consecutive trading days prior to the pricing date (each of (a) and (b) is referred to hereinafter as the “Reference Price”). The Chairman is authorized to coordinate with the underwriter of the DR offering to determine the actual issue price in accordance with market conditions, provided that, the actual issue price shall not be less than 90% of the Reference Price.
-	Given the item above, the Reference Price and the actual issue price will be determined in accordance with the market practice and the applicable law. In addition, assuming that the Company issues 500,000,000 common shares in connection with the DR offering which is approximately 10.3% of the Company’s total outstanding common shares prior to the capitalization of 2003 stock dividends, it is unlikely that such issuance will have a material dilutive effect on the holding of the existing shareholders. Thus, setting of the issue price of the new common shares shall be reasonable and should not have a material adverse effect on the rights and benefits of the existing shareholders.
-	The Board is authorized to determine the terms and conditions of the new share issuance, the plan for the use of the proceeds, the schedule and the estimated effect of the new share issuance, the plan of the DR offering and all other matters related to the new share issuance and the DR offering, including any amendment thereto ordered by the competent authority or required by market conditions.
-	The Chairman or the Chairman’s designee is authorized, on behalf of the Company, to sign all agreements and documents in connection with issuance of the new common shares and the DR offering and handle all related matters.

Resolution:

(7)	To release the Directors from non-competition restrictions. (the proposal was submitted by the Board of Directors)

Explanation:
-	According to Article 209 of the Company Law, any Director conducting business for himself/herself or on another’s behalf and the scope of the business coincides with the Company’s business scope shall explain at the Shareholders’ Meeting the essential contents of such conduct, and obtain approval from shareholders in the Meeting.
-	It is proposed to release the Directors from non-competition restrictions.

Resolution:

III. Attachments

Attachment 1:

AU OPTRONICS CORP.
Financial Statements
December 31, 2003 and 2002
(With Independent Auditors’ Report Thereon)

English Translation of Audit Report Originally Issued in Chinese

Independent Auditors’ Report

The Board of Directors
AU Optronics Corp.:

We have audited the accompanying balance sheets of AU Optronics Corp. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Regulations for Auditing of Financial Statements by Certified Public Accountants, and auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

We have also audited the consolidated financial statements of AU Optronics Corp. as of and for the years end December 31, 2003 and 2002, and have expressed an unqualified opinion on such financial statements.

KPMG Certified Public Accountants

Taipei, Taiwan (the Republic of China)
February 2, 2004

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with the accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.
Balance Sheets
December 31, 2002 and 2003
(Expressed in thousands of New Taiwan dollars)

	2003		2002

	NT$	%	NT$	%
Assets
Current assets:
Cash and cash equivalents	16,624,106	11	25,659,031	20
Short-term investments, net	2,136,504	1	3,181,835	3
Notes and accounts receivable, net	9,711,285	6	5,287,285	4
Receivables from related parties	9,695,086	6	4,872,643	4
Other current financial assets	246,906	-	398,952	-
Inventories, net	8,514,899	6	8,018,867	6
Prepayments and other current assets	423,153	-	943,151	1
Deferred tax assets, net	2,795,733	2	673,829	1

Total current assets	50,147,672	32	49,035,593	39

Long-term investments:
Equity method	3,240,924	2	1,114,941	1

Property, plant and equipment:
Land	159,996	-	199,176	-
Buildings	13,944,719	9	9,969,307	8
Machinery and equipment	101,235,243	66	69,250,413	55
Other equipment	4,396,494	3	3,050,299	2

	119,736,452	78	82,469,195	65
Less: accumulated depreciation	(39,119,327)	(25)	(25,517,927)	(20)
Construction in progress	2,925,068	2	1,375,553	1
Prepayment for purchases of land and equipment	11,300,107	7	10,051,761	8

Net property, plant and equipment	94,842,300	62	68,378,582	54

Intangible assets	2,237,936	1	2,984,455	2

Other assets:
Leased assets, net	-	-	1,620,792	1
Idle assets, net	1,492,584	1	45,649	-
Refundable deposits	1,016,425	1	1,013,391	1
Deferred charges	843,495	1	527,765	1
Deferred tax assets, net	-	-	1,848,180	1
Restricted cash in bank	29,200	-	52,200	-

Total other assets	3,381,704	3	5,107,977	4

Total assets	153,850,536	100	126,621,548	100

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.
Balance Sheets (continued)
December 31, 2003 and 2002
(Expressed in thousands of New Taiwan dollars, except par value)

	2003		2002

	NT$	%	NT$	%
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	14,270,202	10	9,740,068	8
Payables to related parties	9,690,029	6	1,484,526	1
Accrued expenses and other current liabilities	2,969,569	2	1,889,386	1
Equipment and construction in progress payable	5,800,595	4	913,638	1
Current installments of long-term liabilities	6,892,110	4	9,492,110	8

Total current liabilities	39,622,505	26	23,519,728	19

Long-term liabilities:
Convertible bonds payable excluding current installments	-	-	1,286,882	1
Bonds payable excluding current installments	-	-	996,000	1
Long-term borrowings excluding current installments	21,253,410	15	21,592,220	17
Long-term commercial paper excluding current installments	-	-	1,287,611	1

Total long-term liabilities	21,253,410	15	25,162,713	20

Other liabilities	320,094	-	111,063	-

Total liabilities	61,196,009	41	48,793,504	39

Commitments and contingent liabilities
Stockholders’ equity:
Capital stock:
Common stock, NT$10 par value	43,522,372	28	40,241,945	32
Certificates exchangeable for common stock	-	-	1,012	-

	43,522,372	28	40,242,957	32

Capital surplus:
Premiums on capital stock	25,020,255	16	25,020,255	19
Excess from conversion of convertible bonds	3,794,968	2	3,315,294	3
Excess from merger	3,382,567	2	3,382,567	3

	32,197,790	20	31,718,116	25

Retained earnings:
Legal reserve	602,267	-	-	-
Unappropriated retained earnings	16,578,660	11	6,022,669	4

	17,180,927	11	6,022,669	4

Cumulative translation adjustment	4,419	-	27,151	-

Treasury stock	(250,981)	-	(182,849)	-

Total stockholders’ equity	92,654,527	59	77,828,044	61

Total Liabilities and Stockholders’ Equity	153,850,536	100	126,621,548	100

English Translation of Financial Statements Originally Issued in Chinese
AU OPTRONICS CORP.
Statements of Operations
Years ended December 31, 2003 and 2002
(Expressed in thousands of New Taiwan dollars, except for per share data)

	2003		2002

	NT$	%	NT$	%
Net sales	97,610,121	100	75,507,279	100
Cost of goods sold	75,289,562	77	62,766,229	83

Gross profit	22,320,559	23	12,741,050	17

Operating expenses:
Selling	1,185,999	1	500,298	-
General and administrative	2,177,939	2	1,400,729	2
Research and development	3,386,352	4	2,233,119	3

	6,750,290	7	4,134,146	5

Total operating income	15,570,269	16	8,606,904	12

Non-operating income:
Interest revenue	153,814	-	275,413	-
Investment gain recognized by equity method	634,671	1	-	-
Gain on market price recovery of short-term investment	126,883	-	-
Other income	214,729	-	256,695	-

	1,130,097	1	532,108	-

Non-operating expenses and losses:
Interest expense	764,210	1	1,218,939	2
Short-term investment permanent impairment loss	-	-	650,626
Investment loss recognized by equity method	-	-	896,278	1
Loss on sale of short-term investments	99,282	-	59,163	-
Foreign currency exchange loss, net	-	-	223,179	-
Other loss	263,615	-	68,130	-

	1,127,107	1	3,116,315	4

Income before income tax	15,573,259	16	6,022,697	8
Income tax expense (benefit)	(86,669)	-	28	-

Net income	15,659,928	16	6,022,669	8

Earnings per common share:	Pre-tax	After-tax	Pre-tax	After-tax

Basic earnings per common share	3.63	3.65	1.65	1.65

Diluted earnings per common share	3.60	3.61	1.59	1.58

Basic earnings per common share- retroactively adjusted			1.56	1.56

Diluted earnings per common share- retroactively adjusted			1.50	1.49

English Translation of Financial Statements Originally Issued in Chinese
AU OPTRONICS CORP.
Statements of Changes in Stockholders’ Equity
Years ended December 31, 2003 and 2002
(Expressed in thousands of New Taiwan dollars)

	Capital Stock			Retained Earnings

	Common stock	Certificates exchangeable for common stock	Capital surplus	Legal reserve	Unapprop- riated earnings (accumulated deficit)	Cumulative translation adjustment	Treasury stock	Total

	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2002	29,705,816		17,998,396	232,014	(3,997,843)	8,902		43,947,285
Issuance of common stock for cash	5,000,000	-	14,170,256	-	-	-	-	19,170,256
Transfer of legal reserve to unappropriated earnings	-	-	-	(232,014)	232,014	-	-	-
Transfer of capital surplus to unappropriated earnings	-	-	(3,765,829)	-	3,765,829	-	-	-
Net income for 2002	-	-	-	-	6,022,669	-	-	6,022,669
Purchase of treasury stock	-	-	-	-	-	-	(182,849)	(182,849)
Cumulative translation adjustment	-	-	-	-	-	18,249	-	18,249
Convertible bonds converted to common stock	5,536,129	1,012	3,315,293	-	-	-	-	8,852,434

Balance at December 31, 2002	40,241,945	1,012	31,718,116	-	6,022,669	27,151	(182,849)	77,828,044

Appropriation for legal reserve	-	-	-	602,267	(602,267)	-	-	-
Cash dividends	-	-	-	-	(2,006,917)	-	-	(2,006,917)
Transfer of retained earnings to common stock	2,006,917	-	-	-	(2,006,917)	-	-	-
Transfer of employees’ profit sharing to common stock	433,632	-	-	-	(433,632)	-	-	-
Directors’ and supervisors’ remuneration	-	-	-	-	(54,204)	-	-	(54,204)
Net income for 2003	-	-	-	-	15,659,928	-	-	15,659,928
Purchase of treasury stock	-	-	-	-	-	-	(68,132)	(68,132)
Cumulative translation adjustment	-	-	-	-	-	(22,732)	-	(22,732)
Convertible bonds converted to common stock	839,878	(1,012)	479,674	-	-	-	-	1,318,540

Balance at December 31, 2003	43,522,372	-	32,197,790	602,267	16,578,660	4,419	(250,981)	92,654,527

English Translation of Financial Statements Originally Issued in Chinese
AU OPTRONICS CORP.
Statements of Cash Flows
Years ended December 31, 2003 and 2002
(Expressed in thousands of New Taiwan dollars)

	2003	2002

	NT$	NT$
Cash flows from operating activities:
Net income	15,659,928	6,022,669
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,671,751	12,829,963
Provision for early redemption of convertible bonds and amortization of discount for commercial paper	31,799	114,548
Loss from disposal of property, plant and equipment and provision for allowance of doubtful accounts	62,840	9,017
Provision for inventory devaluation	223,850	-
Unrealized exchange loss (gain)	(70,837)	348,155
Investment loss (gain)	(761,554)	1,546,904
Increase in notes and accounts receivable (including related parties)	(9,244,017)	(1,261,812)
Decrease (increase) in inventories	(719,882)	1,017,128
Provision for impairment of idle assets	74,837	-
Decrease (increase) in prepayments and other current assets	659,543	(460,092)
Increase in notes and accounts payable (including related parties)	12,672,271	852,594
Increase in accrued expenses and other current liabilities	1,097,925	396,994
Increase in deferred tax assets	(86,669)	-
Increase in accrued pension liabilities	43,799	9,898

Net cash provided by operating activities	35,315,584	21,425,966

Cash flows from investing activities:
Decrease in short-term investments	1,172,214	1,194,082
Acquisition of property, plant and equipment	(36,200,128)	(15,909,900)
Proceeds from disposal of property, plant and equipment	560,644	290,474
Increase in long-term equity investments	(1,514,043)	(1,733,731)
Decrease in restricted cash in bank	23,000	97,342
Increase in intangible assets	(996,243)	(1,135,495)
Increase in refundable deposits	(3,034)	(120,862)

Net cash used in investing activities	(36,957,590)	(17,318,090)

Cash flows from financing activities:
Decrease in short-term borrowings	-	(2,585,961)
Increase (decrease) in guarantee deposits	(21,821)	22,116
Repayment of long-term borrowings and bonds payable	(10,792,110)	(5,104,110)
Increase in long-term borrowings	5,552,300	3,800,000
Purchase of treasury stock	(68,132)	(182,849)
Cash dividend	(2,006,917)	-
Directors’ and supervisors’ remuneration	(54,204)	-
Issuance of common stock for cash	-	19,170,256

Net cash provided by (used in) financing activities	(7,390,884)	15,119,452

Effect of exchange rate change on cash	(2,035)	(11,228)

Net increase (decrease) in cash and cash equivalents	(9,034,925)	19,216,100
Cash and cash equivalents at beginning of year	25,659,031	6,442,931

Cash and cash equivalents at end of year	16,624,106	25,659,031

Supplemental disclosures of cash flow information:
Cash paid for interest expense	725,670	1,242,947

Cash paid (received) for income taxes	(15,581)	19,280

Additions to property, plant and equipment:
Increase in property, plant and equipment	41,313,247	16,124,951
Decrease (increase) in equipment acquisitions payable	(5,113,119)	(215,051)

Cash paid	36,200,128	15,909,900

Supplementary disclosure of non-cash investing and financing activities
Current installments of long-term liabilities	6,892,110	9,492,110

Convertible bonds applying for conversion	1,318,540	8,852,434

Attachment 2:

Comparison Table for the Articles of Incorporation
Before and After Amendments
Number of Article	Before Amendments	After Amendments	Reason for Amendment

Article 2	The scope of business of the Company shall be as follows:	The scope of business of the Company shall be as follows:	To meet the operation needs

	1. CC01080 Electronic parts and components manufacturing business	1. CC01080 Electronic parts and components manufacturing business
	2. F119010 Electronic material wholesale business	2. F119010 Electronic material wholesale business
	3. F401030 Manufacturing and exporting business	3. F401030 Manufacturing and exporting business
4. CC01030 Electronic appliances manufacturing business

	To research, develop, produce, manufacture and sell the following products:	To research, develop, produce, manufacture and sell the following products:

	(1) Plasma display and related systems	(1) Plasma display and related systems
	(2) Liquid crystal display and related systems	(2) Liquid crystal display and related systems
	(3) Organic light emitting diodes and related systems	(3) Organic light emitting diodes and related systems
	(4) Amorphous silicon photo sensor device parts and components	(4) Amorphous silicon photo sensor device parts and components
	(5) Thin film photo diode sensor device parts and components	(5) Thin film photo diode sensor device parts and components
	(6) Thin film transistor photo sensor device parts and components	(6) Thin film transistor photo sensor device parts and components
	(7) Touch imaging sensors	(7) Touch imaging sensors
	(8) Full color active matrix flat panel displays	(8) Full color active matrix flat panel displays
	(9) Field emission displays	(9) Field emission displays
	(10) Single crystal liquid crystal displays	(10) Single crystal liquid crystal displays
	(11) Original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules	(11) Original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules
	(12) Original design manufacturing and original equipment manufacturing business for flat panel display modules	(12) Original design manufacturing and original equipment manufacturing business for flat panel display modules
	(13) The simultaneous operation of a trade business relating to the Company’s business	(13)The simultaneous operation of a trade business relating to the Company’s business
	The operation of the businesses listed above shall be conducted in accordance with the relevant laws and regulations.	The operation of the businesses listed above shall be conducted in accordance with the relevant laws and regulations.

Article 17	These Articles of Incorporation were adopted by the incorporators in the incorporators meeting held on July 18, 1996.....	These Articles of Incorporation were adopted by the incorporators in the incorporators meeting held on July 18, 1996 .....	To add the amendment date

	(omitted)	(omitted)

	The tenth amendment was made on May 29, 2003.	The tenth amendment was made on May 29, 2003.
The eleventh amendment was made on April 29, 2004.

Attachment 3: 2003 Earnings Distribution Statement

Amount in NTD
Items	Amount
Net profit, 2003	15,659,928,398
Less:
10% provisioned as legal reserve	1,565,992,840
Plus:
Un-appropriated retained earnings for previous years	918,731,975
Un-appropriated retained earnings up to Dec. 31, 2003	15,012,667,533
Earnings distribution items:
Profit sharing to employees in cash	380,536,260
Profit sharing to employees in stock	887,917,940
Remunerations to directors and supervisors	70,469,678
Stock dividends to common shareholders	2,170,118,620
Cash dividends to common shareholders*	5,208,284,689
Total earnings distribution:	8,717,327,187
Un-appropriated retained earnings after earnings distribution	6,295,340,346

*A list of shareholders as of the dividend record date will be entitled for cash dividends. Cash dividends will be paid per the number of shares held as of the record date, with calculations rounded down to the nearest one NTD.

IV.  Appendices

Appendix 1: Shareholding of Directors and Supervisors

As of March 1, 2004, the record date of 2004 Annual Shareholders’ Meeting, AUO has issued capital stocks for NTD 43,522,372,410, representing 4,352,237,241 common shares. In accordance with the Article 26 of the Securities & Exchange Law in ROC, the minimum requirements of the collective shareholding are 217,611,862 common shares for Directors and 21,761,186 shares for Supervisors.

As of the record date, Feb. 29, 2004, the actual collective shareholdings of Directors and Supervisors were 1,050,108,025 and 1,049,014,681 shares, respectively. The sum of the both accounted for 24.13% of AUO’s total issued shares. Each of their shareholdings is shown as below:

Title	Name of Representative	Shareholders represented	# of shareholding	Shareholding %

Chairman	Kuen-Yao (KY) Lee	BenQ Corporation	626,067,086	14.38
Director	Hsuan Bin (HB) Chen	BenQ Corporation	626,067,086	14.38
Director	Po-Yen Lu	BenQ Corporation	626,067,086	14.38
Director	Hsi-Hua Sheaffer Lee	BenQ Corporation	626,067,086	14.38
Director	Hong-Jen Wu	United Microelectronics Corporation	422,947,595	9.72
Director	Hui Hsiung	United Microelectronics Corporation	422,947,595	9.72
Director	Cheng-Chien Chien	United Microelectronics Corporation	422,947,595	9.72
Director	Lung-Cheng Liao	CDIB Equity Inc.	1,093,344	0.03

Total			1,050,108,025	24.13

Supervisor	Ko-Yung (Eric) Yu	BenQ Corporation	626,067,086	14.38
Supervisor	Chun Kuan	United Microelectronics Corporation	422,947,595	9.72

Total			1,049,014,681	24.10

Appendix 2: AUO Convention Rules and Procedures for Shareholders’ Meetings

Approved by the Shareholders’ Meetings
on April 17, 1997
Amended by the Shareholders’ Meetings
on April 23, 1999

1.	Shareholders’meeting of the Company shall be conducted in accordance with the Rules and Procedures.

2.	Shareholders or their proxies attending the shareholders’ meeting (the “Meeting”) shall submit the attendance card for the purpose of signing in. The number of shares represented by shareholders or their proxies attending the Meeting shall be calculated in accordance with the attendance cards submitted by the shareholders or their proxies.

3.	The quorum required for the Meeting and the votes cast by the shareholders shall be calculated in accordance with the number of shares representing by shareholders attending the Meeting.

4.	The Meeting shall be held at the head office of the Company or at any other appropriate place that is convenient for the shareholders to attend. The time to start the Meeting shall not be earlier than 9:00 a.m. or later than 3:00 p.m.

5.	The chairman of the board of directors shall be the chairman presiding at the Meeting in the case that the Meeting is convened by the board of directors. In case the chairman of the board of directors is on leave or cannot exercise his power and authority for any reason, the vice chairman shall act on behalf of the chairman. In case the Company has no vice chairman, or the vice chairman is also on leave or unable to exercise his and authority for any reason, the chairman of the board of directors shall designate one of the directors to act on behalf of the chairman. If the chairman does not make such designation, the directors shall elect from and among themselves an acting chairman of the board of directors. If the Meeting is convened by the person other than the board of directors who is permitted to convene such Meeting, such person shall be the chairman presiding the Meeting.

6.	The Company may appoint designated counsel, CPA or other related persons to attend the Meeting.

7.	The process of the Meeting shall be tape-recorded or videotaped and these tapes shall be preserved for at least one year.

8.	Chairman shall call the Meeting to order at the time scheduled for the meeting. If the number of shares represented by the shareholders present at the Meeting has not yet constituted the quorum at the time scheduled for the Meeting, the chairman may postpone the time for the Meeting. The postponements shall be limited to two items at the most and Meeting shall not be postponed for longer than one hour in the aggregate. If after two postponements no quorum can yet be constituted but the shareholders present at the Meeting represent more than one-third of the total outstanding shares of the Company, tentative resolutions may be made in accordance with Paragraph 1, Article 175 of the Company Law of the Republic of China. If during the process of the Meeting the number of shares represented by the shareholders present becomes sufficient to constitute the quorum, the chairman may submit the tentative resolutions to the Meeting for approval in accordance with Article 174 of the Company law of the Republic of China.

9.	The agenda of the Meeting shall be set by the board of directors, if the Meeting is convened by the board of directors. The Meeting shall proceed in accordance with the agenda unless otherwise resolved at the Meeting. During the Meeting, the chairman may, at his/her discretion, set time for intermission. Unless otherwise resolved at the Meeting, the chairman cannot announce adjournment of the Meeting before all the discussion items listed in the agenda are resolved. The shareholders cannot designated any other person as chairman and continue the Meeting in the same or other place after the Meeting is adjourned.

10.	When a shareholder present at the Meeting wishes to speak, a speech note should be filled out with summary of the speech, the shareholder’s number, and the name of the shareholder. The sequence of speeches by shareholders should be decided by the chairman. If any shareholder presenting the Meeting submits a speech note but does not speak, no speech should be deemed to have been made by such shareholder. In case the contents of the speech of a shareholder are inconsistent with the contents of the speech note, the contents of actual speech shall prevail. Unless otherwise permitted by the chairman and the shareholder in speaking, no shareholder shall interrupt the speeches of the other shareholder, otherwise the chairman shall stop such interruption.

11.	Unless otherwise permitted by the chairman, each shareholder shall not, for each discussion item, speak more than two times or longer than 5 minutes each time. In case the speech of any shareholder violates this provision or exceeds the scope of the discussion item, the chairman may stop the speech of such shareholder.

12.	Any legal entity designated as proxy by a shareholder(s) to be present at the Meeting may appoint only one representative to attend the Meeting. If a legal entity designates two or more representatives to attend the Meeting, only one representative can speak for each discussion item.

13.	After the speech of a shareholder, the chairman may respond him/herself or appoint an appropriate person to respond.

14.	The chairman may announce to end the discussion of any discussion item and go into voting if the chairman deems it appropriate.

15.	The person(s) to monitor and the person(s) to count the ballots shall be appointed by the chairman. The person(s) monitoring the ballots shall be a shareholder(s). The result of voting shall be announced at the Meeting and recorded in the minutes of the Meeting.

16.	Except otherwise provided in the Company Law of the Republic of China or the Articles of Incorporation of the Company, a resolution shall be adopted by a majority of the votes represented by the shareholders present at the Meeting. The resolution shall be deemed adopted and shall have the same effect as if it was voted by casting ballots if no objection is voiced after solicitation by the chairman.

17.	If there is amendment to or substitute for a discussion item, the chairman shall decide the sequence of voting for such discussion item, the amendment or the substitute. If any of them has been adopted, the other shall be deemed vetoed and no further voting is necessary.

18.	The chairman may require or supervise the disciplinary officers or the security guards to assist in keeping order of the Meeting place. Such disciplinary officers or security guards shall wear badges marked “Disciplinary Officer” for identification purpose.

19.	In case of incident due to force majeure, the chairman may decide to temporarily suspend the Meeting or to announce adjournment and decide the day to reconvene the Meeting.

20.	Any matter not provided in the Rules and Procedures shall be handled in accordance with the Company Law of Republic of China and the Articles of Incorporation of the Company.

21.	The Rules and Procedures shall become effective from the date on which the Rules and Procedures are approved by the Meeting. The same shall apply to amendments to the Rules and Procedures.

Appendix 3: Articles of Incorporation (before revisions)

Chapter 1:   General Provisions

Article 1

     The Company is incorporated, registered and organized as a company limited by shares and permanently existing in accordance with the Company Law of the Republic of China (the "Company Law") and the Company’s English name is AU Optronics Corp.

Article 2

The scope of business of the Company shall be as follows:

1	.	CC01080	Electronic parts and components manufacturing business
2	.	F119010	Electronic material wholesale business
3	.	F401030	Manufacturing and exporting business

To research, develop, produce, manufacture and sell the following products:

(2)	Plasma display and related systems
(3)	Liquid crystal display and related systems
(4)	Organic light emitting diodes and related systems
(5)	Amorphous silicon photo sensor device parts and components
(6)	Thin film photo diode sensor device parts and components
(7)	Thin film transistor photo sensor device parts and components
(8)	Touch imaging sensors
(9)	Full color active matrix flat panel displays
(10)	Field emission displays
(11)	Single crystal liquid crystal displays
(12)	Original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules
(13)	Original design manufacturing and original equipment manufacturing business for flat panel display modules
(14)	The simultaneous operation of a trade business relating to the Company’s business

     The operation of the businesses listed above shall be conducted in accordance with the relevant laws and regulations.

Article 3

     The head office of the Company shall be in the Science-Based Industrial Park, Hsinchu, Taiwan, the Republic of China ("R.O.C.") or such other appropriate place as may be decided by the board of directors (the "Board"). Subject to the approval of the Board and other relevant authorities, the Company may, if necessary, set up branches, factories, branch operation offices or branch business offices both inside and outside of the R.O.C.

Article 4

     The total amount of the Company’s investment is not subject to the restriction of Article 13 of the Company Law. The Company may provide guarantees or endorsements on behalf of third parties due to business or investment relationships with such third parties.

Chapter 2:   Shares

Article 5

     The total capital of the Company is Fifty-Eight Billion New Taiwan Dollars (NT$58,000,000,000), divided into Five Billion and Eight Hundred Million (5,800,000,000) shares with a par value of Ten New Taiwan Dollars (NT$10) each and in registered form. The Board of Directors is authorized to issue the un-issued shares in installments.

     A total of 100,000,000 shares among the above total capital should be reserved for issuance of employee stock options, which may be issued in installments.

Article 6

     The share certificates of the Company shall be all in registered form. The share certificates, after due registration with the competent authority, shall be signed or sealed by at least three directors and shall be legally authenticated prior to issue.

     Where it is necessary for the Company to deliver its share certificates to the Taiwan Securities Central Depositary Co., Ltd. (“TSCD”) for custody of such share certificates, the Company may, upon request of the TSCD, combine its share certificates into larger denominations.

     The Company may, pursuant to the applicable laws and regulations, deliver shares or other securities through the book-entry system maintained by the TSCD, instead of physical certificates evidencing shares or other securities.

Article 7

     The Company may charge its net cost for handling, replacing or exchanging share certificates if the original share certificates were transferred, lost or destroyed.

Chapter 3:   Shareholders’ Meetings

Article 8

     Shareholders’ meetings shall be of two types, ordinary meetings and extraordinary meetings. Ordinary meetings shall be convened annually by the Board within six months of the end of each fiscal year. Extraordinary meetings shall be convened in accordance with the relevant laws, whenever necessary.

Article 9

     Unless otherwise provided in the Company Law, a resolution shall be adopted at a meeting attended by the shareholders holding and representing a majority of the total issued and outstanding shares and at which meeting a majority of the attending shareholders shall vote in favor of the resolution. In case a shareholder is unable to attend a shareholders’ meeting, such shareholder may issue a proxy in the form issued by the Company, setting forth the scope of authorization by signing and affixing such shareholder’s seal on the proxy form for the representative to be present on such shareholder’s behalf. Except for trust enterprises or other stock transfer agencies approved by the securities authorities, if a person is designated as proxy by more than two shareholders, any of his voting rights representing in excess of 3% of the total issued and outstanding shares shall not be considered. The Company shall receive the proxy instrument five days prior to the date of the shareholders’ meeting. If more than one proxy is received with respect to the same shareholder, the earlier one received by the Company shall be legally effective.

Chapter 4:   Directors and Supervisors

Article 10

     The Company shall have seven to nine directors and three supervisors elected at shareholders’ meetings and the person to be elected must have legal competence. The term of office for all directors and supervisors shall be three (3) years. The directors and supervisors are eligible for re-election. The number of shares held by all directors collectively and all supervisors collectively shall not be lower than their respective percentages stipulated by government authority in accordance with relevant laws.

Article 11

     The Company shall have a chairman of the Board. The chairman of the Board shall be elected by and among the directors by a majority of directors present at a meeting attended by more than two thirds of directors. As necessary, a vice chairman may be elected by and among the directors. The chairman of the Board shall preside internally at the meetings of the Board and shall externally represent the Company. In case the chairman of the Board cannot exercise his power and authority, the vice chairman shall act on his behalf. In case there is no vice chairman or the vice chairman is also on leave or cannot exercise his power and authority for any reason, the chairman of the Board may designate one of the directors to act on his behalf. In the absence of such a designation, the directors shall elect a designee from among themselves.

Article 12

     Where a director is unable to attend a meeting of the Board, he may appoint another director to represent him by proxy in accordance with Article 205 of the Company Law. Each director may act as a proxy for one other director only.

Chapter 5:   President & Vice Presidents

Article 13

     The Company shall have a president and several vice presidents. Appointment, dismissal, and remuneration of the president and vice presidents shall be subject to the provisions of the Company Law.

Chapter 6:   Accounting

Article 14

     After the end of each fiscal year, the Board shall submit the following documents: (1) business report, (2) financial statements, (3) proposal for allocation of surplus or recovery of loss. The above documents shall be examined by the supervisors or audited by an accountant appointed by the supervisors and then submitted to the shareholders at the ordinary meeting of shareholders for their adoption.

Article 15

Where the Company has a profit at the end of each fiscal year, the Company shall first allocate the profit to recover losses for preceding years. Ten percent of any remaining net earnings shall be allocated as the Company’s legal reserve. The balance shall be distributed as follows:

1.	employee bonus: 5% to 10%;
2.	remuneration of directors and supervisors: no more than 1%; and
3.	all or a portion of the remaining balance shall be distributed as shareholders’ dividends.

     The Company’s dividend policy will be to pay dividends from surplus. Upon consideration of factors such as the Company’s current and future investment environment, cash requirements, competitive conditions inside and outside of the R.O.C. and capital budget requirements, the shareholders’ interest, maintenance of a balanced dividend and the Company’s long term financial plan, the Board shall propose the profit allocation each year subject to relevant laws, then submit such proposal to the shareholders’ meeting for approval. In principle, no less than 10% of the total dividend to be paid with respect to any fiscal year shall be paid in the form of cash. However, the ratio for cash dividend may be adjusted in accordance with the actual profits generated in and the operation status of the fiscal year concerned.

Chapter 7:   Supplementary Articles

Article 16

     With respect to the matters not provided herein, the Company Law and other applicable laws and regulations shall govern.

Article 17

     These Articles of Incorporation were enacted by the incorporators in the incorporators meeting held on July 18, 1996 and were effectively approved by the competent authority.

The first amendment was made on September 18, 1996.

The second amendment was made on September 15, 1997.

The third amendment was made on April 23, 1998.

The fourth amendment was made on April 23, 1999.

The fifth amendment was made on March 9, 2000.

The sixth amendment was made on May 10, 2001.

The seventh amendment was made on May 10, 2001.

The eighth amendment was made on October 17, 2001.

The ninth amendment was made on May 21, 2002.

The tenth amendment was made on May 29, 2003.

Appendix 4: Rules for the Election of Directors and Supervisors

Approved by the Shareholders’ Meetings
on April 17, 1997
Amended by the Shareholders’ Meetings
on May 21, 2002

Article 1
The Rules specified herein shall govern the election of the Company’s Directors and Supervisors.

Article 2
The Company’s Directors and Supervisors shall be elected at the Shareholders’ Meeting.

Article 3
The Company’s Directors and Supervisors should be elected through cumulative voting.

Article 4
In election of the Company’s Directors and Supervisors, each share is entitled to the voting rights equivalent to the number of directors and supervisors to be elected. The voting rights may be concentrated to one candidate or be allocated among several candidates.

Article 5
The candidates who receive the most votes for the position of Director or Supervisor shall win the election, and such number shall be in compliance with the number of positions for Director or Supervisor set forth in the Articles of Incorporation. If 2 or more candidates receive the same number of votes beyond a quota, the winner shall be determined through lot-drawing. The lot may be drawn by the chairman on behalf of the absentees.

Article 6
A candidate shall choose to be elected as either Director or Supervisor except for a legal entity shareholder, which can appoint different representatives to be elected as Director and Supervisor respectively.

Article 7
The Board of Directors shall, upon preparing the ballots, have the ballots numbered in a series and enter the voting rights on each ballot. The ballot box shall be prepared by the Board of Directors and shall be checked in public by the inspector before voting.

Article 8
At the beginning of the election, the chairman shall appoint the inspector, announcer, and counter to take charge of monitoring, announcing, and counting of the votes.

Article 9
A shareholder willing to run for Director or Supervisor shall prepare a written notice specifying his/her name and shareholder’s number (or ID number), and a letter of intent to serve as a Director or Supervisor. The foregoing documents, coupled with the photocopy of such shareholder’s ID card, shall arrive at the Company 7 days prior to the Shareholders’ Meeting date. Such shareholder shall not be included in the candidate list if required documents are incomplete, are incorrect after verification by the Company, or have not arrived at the Company in time. The non-shareholder candidate shall be limited to a natural person. The Company shall announce the candidate list at the Shareholders’ Meeting. If there are candidates with the same names, additional mark shall be added to the list for identification purpose.

Article 10
Each voter shall fill the candidate’s name in the “candidate” column of the ballot, in accordance with the announced candidate list, and place it in the ballot box. If there are candidates with the same names, additional mark shall be added on the column for identification purpose in accordance with the announced candidate list. If the candidate is a representative designated by a legal entity, both the names of the legal entity and such representative shall be filled into the ballot.

Article 11
A ballot shall be deemed void if such a ballot:

1.	Is not a ballot provided under the Rules;
2.	Is placed into the ballot box blank;
3.	Contains illegible words or corrections;
4.	Contains a name which is inconsistent with the announced candidate list;
5.	Contains any words or marks other than those specified in Article 10;
6.	Is not filled out in accordance with Article 10 or is filled incompletely; or
7.	Contains 2 or more names of candidates.

Article 12
The inspector shall supervise the reading and counting of the ballots. The chairman shall announce the result, which has been confirmed by the inspector in writing, immediately thereafter.

Article 13
These Rules and any amendment thereof shall become effective after approval by the Shareholders’ Meeting.

Appendix 5: Influence of proposed stock dividend distribution upon 2004 operating performance, EPS, and return on investment

Items	Year	2004 (forecast)
Capital stock, beginning of the year		NTD43,522,372,000
Dividend distribution (per common share)	Cash dividend	NTD 1.2(Note 1)
	Stock dividend from retained earnings	0.05 common shares (Note 1)

	Stock dividend from capital surplus	-
Operating performance	Operating Income	Note 2
	% change in operating profit (YoY)	Note 2
	Net Income	Note 2
	% change in net income (YoY)	Note 2
	EPS	Note 2
	% change in EPS	Note 2
	Average return on investment (%)	Note 2
Pro forma EPS and P/E ratio	If retained earnings distributed in cash dividend
	Pro forma EPS	Note 2
	Pro forma average return on investment (%)	Note 2
If capital surplus not distributed in stock dividend
	Pro forma EPS	Note 2
	Pro forma average return on investment (%)	Note 2
If retained earnings distributed in cash dividend & capital surplus not distributed in stock dividend
	Pro forma EPS	Note 2
	Pro forma average return on investment (%)	Note 2

Note:
1.	Earnings distribution proposal is to be approved by Annual Shareholders’ Meeting on April 29, 2004.
2.	Up to the printing date of proxy statement, the Company has not yet announced any financial forecast for year 2004. The influence of proposed stock dividend distribution upon 2004 operating performance and EPS is not available for the time being.

Appendix 6: Earning distribution proposal and the presumed EPS after the distribution (resolved by the Board of Directors meeting on February 10, 2004)

(1)	Employee profit sharing: NTD 887,917,940 distributed in stock at par value (NTD 10), and NTD 380,536,260 distributed in cash. Remuneration for Directors and Supervisors: NT$70,469,678 in cash.
(2)	The amount of employee stock bonus is estimated to be 29.04% of the total capitalization of 2003 stock dividend and employee stock bonus and 1.91% of total shares outstanding after the capitalization.
(3)	Presumed EPS is NT$3.30 to reflect distribution of employee profit sharing and cash remuneration for Directors and Supervisors.

Item 2

AU Optronics Corp.

Director Candidate List

Title	Shareholder	Shareholding	Education & Current/Selected Past Positions
Name	No. or ID No.	(Note 1)

Director, Chairman, and CEO	3	6,338,454	· M.B.A., International Institute for Management Development,
Kuen-Yao (KY) Lee			Switzerland
			· B.S., Electrical Engineering, National Taiwan University
			· Chairman and CEO, BenQ Corporation.

Director, President, and COO	11	4,289,165	· B.S. Communications Engineering, National Chiao Tung University
Hsuan Bin (HB) Chen			· Ex-President, Acer Technologies Sdn. Bhd.

Director	1	626,067,086	· B.S., Electrical Engineering, National Cheng Kung University
Hsi-Hua Sheaffer Lee			· President and COO, BenQ Corporation
– Representative of BenQ
Corporation

Director and Executive VP	1	626,067,086	· Ph.D., Chemical Engineering, University of Illinois in
Po-Yen Lu			Urbana-Champaign, U.S.A.
– Representative of BenQ			· B.S., Chemical Engineering, National Taiwan University
Corporation			· Ex-Technical Manager, Bell Lab
			· Ex-Deputy Director of Display R&D, Electronics Research & Service
			Organization, Industrial Technology Research Institute

Director	34941	832,416	· MBA, National Cheng-Chi University
Chin-Bing Peng			· Senior Vice President & CFO, Acer Incorporated
– Representative of Darly 2 Venture Ltd.

Director	55272	422,947,595	· B.A., Accounting, Tam Kang University
Stan Hung			· Director and CFO, UMC
– Representative of UMC			· Supervisor, TECO Electric & Machinery Co. Ltd.

Director	P200062523	0	· Ph.D., Finance, University of Houston, U.S.A.
Vivien Huey-Juan Hsieh	(ID No.)		· President, China Development Asset Management Corporation
			· Ex-Senior Vice President, Project Finance & Investment Department,
			China Development I ndustrial Bank

Director	J101966328	0	· M.S., Electrical Engineering, National Taiwan University
Cheng-Chu Fan	(ID No)		· Senior Advisor, WK Technology Fund
			· Ex-President, Microsoft Taiwan

Director	A103867811	0	· Ph.D., Computer Science, University of Wisconsin, U.S.A.
T.J. Huang	(ID No)		· Chairman, Systex Corporation
			· President, AsiaVest Partners, TCW/YFY (Taiwan), Ltd.

Note 1: Number of common shares held as of Feb 29, 2004

AU Optronics Corp.

Supervisor Candidate List

Title	Shareholder	Shareholding	Education & Current/Selected Past Positions
Name	No. or ID No.	(Note 1)

Supervisor	J100588946	0	·Ph.D., Economics, National Taiwan University
Chieh-Chien Chao	(ID No.)		·Chairman, Small & Medium Business Credit Guarantee Fund
			·Adjunct Professor, Department of International Business, National Taiwan University
			·Ex-Chairman, The Farmers Bank of China

Supervisor	1	626,067,086	·M.B.A., University of Strathclyde, U.K.
Ko-Yung (Eric) Yu			·VP, BenQ Corporation
– Representative of BenQ Corporation

Supervisor	67	55,177,917	·M.B.A., National Taiwan University
Hsiu Hsing Hu			·Manager, Direct Investment Department I, China Development Industrial Bank
– Representative of China Development Industrial Bank

Note 1: Number of common shares held as of Feb 29, 2004

Item 3

     AU Optronics Corp. (“AUO”)
2004 Annual General Shareholders’ Meeting
Q & A

1. What is cumulative voting?

     Cumulative voting is a method of voting for the election of directors and supervisors of AUO, where each common share is entitled to the votes equivalent to the number of directors and supervisors to be elected.

     The votes can be concentrated on one candidate only or be allocated among several candidates. An ADS holder can allocate his/her votes among the candidates in a manner whereby the votes allocated to one candidate shall be the integral multiple of the number of common shares underlying the ADSs held as of the ADS Record Date.

2. How do I calculate how many votes I have for the election of directors and supervisors?

     There are 9 directors and 3 supervisors to be elected at our 2004 Annual General Shareholders’ Meeting and please note that each ADS represents 10 common shares of AUO.

      Election of directors: you are entitled to a number of votes equal to nine (9) times the total number of common shares underlying your ADSs as of the ADS Record Date.

     Election of supervisors: you are entitled to a number of votes equal to three (3) times the total number of common shares underlying your ADSs as of the ADS Record Date.

     For example, if you own 10 ADSs as of the ADS Record Date, you are entitled to: 9 (number of candidates) x 10 (number of ADSs held as of the ADS Record Date) x

10 (number of common shares represented by each ADS) = 900 votes for directors, and:

3 (number of candidates) x 10 (number of ADSs held as of the ADS Record Date) x 10 (number of common shares represented by each ADS) = 300 votes for supervisors.

3. Can I vote for more than one candidate for the board of directors?

     You can cast all your votes for one candidate only or allocate your votes among several candidates in a manner whereby the votes allocated to one candidate shall be the integral multiple of the number of common shares underlying your ADSs held as of the Record Date. If you wish to allocate your votes among the candidates proposed, you must select the “EXCEPTIONS” box.

     In the example provid ed in question number 2, you can cast your votes in the following combinations: (The votes to be allocated to one candidate shall be 100 votes or integral multiples of 100 votes, i.e. 10 ADSs held times 10 common shares represented by each ADS)

	Candidate	Candidate	Candidate	Candidate	Candidate	Candidate	Candidate	Candidate	Candidate
	#1	#2	#3	#4	#5	#6	#7	#8	#9
Alternative #1	900	0	0	0	0	0	0	0	0	Effective
Alternative #2	400	0	100	100	300	0	0	0	0	Effective
Alternative #3	100	100	100	100	100	100	100	100	100	Effective
Alternative #4	50	850	0	0	0	0	0	0	0	Void

Please note that there are various alternative ways in which you may cast your votes, and the above combinations are just some examples for illustration purpose.

4.  What happens if I vote for each candidate on the ballot?

     If you vote for each candidate on the ballot, your votes will be split equally among the candidates. You can vote for each candidate proposed by selecting the “FOR ALL” box.

5. What happens if the Depositary does not receive vote from 51% of the outstanding ADSs?

     Subject to the Deposit Agreement, if the Depositary does not receive timely instructions from 51% of all outstanding ADSs to vote in the same manner on any resolution on the agenda, including the election of the directors and supervisors, the holders of all ADSs outstanding shall be deemed to have instructed the Depositary to authorize the

Chairman of our board of directors, or his designee, to vote the common shares underlying their ADSs in his discretion, with respect to the resolution for which the Depositary has not received the above-mentioned 51% of the votes.

6. If I am a beneficial owner what do I need to do to cumulate my votes for the elections of directors and supervisors?

     Beneficial owners should contact their broker, bank or nominee to cumulate votes for directors and supervisors election.

Item 4

AU OPTRONICS CORP.

(NYSE SYMBOL: AUO)

LETTER TO OUR SHAREHOLDERS

Dear Shareholders:

     We are proud to present the results of our operations for 2003 as the culmination of years of relentless efforts and dedication. Our consolidated revenues in 2003 exceeded the NT$100 billion mark to reach NT$104.9 billion, and our net i nco me grew to NT$15.7 billion, the highest net income ever achieved by a Taiwan TFT-LCD producer. We have further strengthened our competitiveness and firmly established ourselves as one of the global leaders in the TFT-LCD industry.

     The flat panel display industry is a dynamic one and presents enormous opportunities for growth. Flat panel display producers, especially for TFT-LCD panels, are well positioned to meet the demands of the information technology (IT) and consumer electronics industries. TFT LCD technology can offer technical advantages, wide product applications and economies of scale that are indispensable for digital lifestyle. As Taiwan’s most prominent TFT-LCD producer, AU Optronics has vast growth potentials to lead the way in this exciting industry. We intend to seize this opportunity to aggressively expand our market share and pursue our medium-to-long term strategies. Our strategies for the coming years are as follows:

1.	Continue to invest in next generation production facilities and to upgrade existing facilities. In July of 2003, we officially held our ground breaking for our planned sixth-generation fab at the Taichung Science Park.

2.	We believe that our intense focus on research and development capabilities enables us to maintain our leadership position i n the TFT-LCD industry. We are currently in the final phases of the establishment of AUO Technology Center, our dedicated research and development hub. The Center is scheduled to be completed in the second quarter of 2004. We expect that the Center will employ over 1,000 research and development engineers dedicated solely to research and development of the latest technologies in flat panel displays.

3.	We have achieved considerable progress in the development of new display technologies in certain important segments such as in LCD television, low temperature poly-silicon (“LTPS”), and organic light emitting displays (“OLED”). We plan to commercialize part of the research results in 2004 to further broaden our product portfolio with value enhancing technologies.

4.	We intend to actively pursue our investment plans in order to support our medium-to-long term business strategies, with the objective of further enhancing our leadership position and shareholders’ return.

5.	We remain dedicated as ever to our customers. AU Optronics asserts its “customer first” business principle by establishing long-term relationships and working with customers as a trusted partner. We are committed to our customers’ success by consistently providing products, solutions and services of superior quality that constantly exceed customer expectations.

As we embark on the next stage of growth and expansion, our management team will continue to reinforce our core value of uncompromising integrity. At AU Optronics, we always strive for “Making the Best Better” and execute with discipline and passion. With these values in mind, we look forward to capitalizing the strong industry momentum that continues from 2003 and strive to maximize our shareholders’ value in the coming year.

We would like to take this opportunity to extend our appreciation to all our shareholders, business partners, and employees for their continued support and confidence.

Thank You.

KY Lee, Chairman and CEO

HB Chen, President and COO

Independent Auditors’ Report

The Board of Directors AU Optronics Corp.:

We have audited, in accordance with Regulations for Auditing of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated balance sheets of AU Optronics Corp. and subsidiaries as of December 31, 2003, and 2002, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended (originally issued in Chinese, and not presented herein).

In our report dated February 2, 2004, we expressed an unqualified opinion that the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with the Guidelines Governing the Preparation of Financial Report by Securities Issuers and accounting principles generally accepted in the Republic of China.

In our opinion, the condensed information set forth in the accompanying consolidated balance sheets of AU Optronics Corp. and subsidiaries as of December 31, 2003, and 2002, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended is fairly stated, in all material respects, in relation to the originally issued consolidated financial statements from which it has been derived.

KPMG Certified Public Accountants

Hsinchu, Taiwan

February 2, 2004

AU OPTRONICS CORP. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

December 31, 2002 and 2003
(Expressed in thousands of New Taiwan dollars)

	2003	2002

Assets	NT$	NT$
Current assets:
Cash and cash equivalents	25,957,194	17,962,082
Short-term investments, net	3,231,835	2,286,504
Notes and accounts receivable, net	6,415,061	11,438,339
Receivables from related parties	3,646,403	5,522,640
Inventories, net	8,509,570	9,956,128
Other current financial assets	416,530	285,142
Prepayments and other current assets	979,590	435,776
Net deferred tax assets	673,829	2,795,733

Total current assets	49,830,012	50,682,344

Long-term investments:
Equity method	37,744	701,432
Cost method	46,586	185,329

	84,330	886,761

Property, plant and equipment:
Land	199,176	159,996
Buildings	10,466,989	14,445,741
Machinery and equipment	70,940,502	105,436,010
Leasehold improvements and other equipment	3,208,361	4,676,882

	84,815,028	124,718,629
Less: accumulated depreciation and amortization	(25,666,631)	(39,856,546)
Construction in progress	1,811,779	3,909,682
Prepayment for purchases of land and equipment	10,085,107	11,780,752

Net property, plant and equipment	71,045,283	100,552,517

Intangible assets	2,984,455	2,237,936

Other assets:
Leased assets, net	1,620,792	-
Idle assets	45,649	1,492,584
Refundable deposits	1,018,127	1,154,925
Deferred charges	642,374	1,034,574
Net deferred tax assets	1,848,180	-
Restricted cash in bank	52,200	29,200

Total other assets	5,227,322	3,711,283

Total assets	129,171,402	158,070,841

AU OPTRONICS CORP. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (continued)
December 31, 2002 and 2003
(Expressed in thousands of New Taiwan dollars except par value)

	2002	2003
	NT$	NT$

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	770,444	300,795
Accounts payable	11,131,568	22,149,503
Payables to related parties	560,605	1,019,031
Accrued expenses and other current liabilities	1,983,605	3,274,830
Equipment and construction in progress payable	1,265,983	6,153,328
Current installments of long-term liabilities	9,492,110	6,892,110

Total current liabilities	25,204,315	39,789,597

Long-term liabilities:
Long-term borrowings excluding current installments	22,457,152	25,306,447
Long-term commercial paper excluding current installments	1,287,611	-
Bonds and convertible bonds payable excluding current installments	2,282,882	-

Total long-term liabilities	26,027,645	25,306,447

Other liabilities	111,398	320,270

Total liabilities	51,343,358	65,416,314

Commitments and contingent liabilities
Stockholders’ equity:
Capital stock:
Common stock, NT$10 par value	40,241,945	43,522,372
Certificates exchangeable for common stock	1,012	-

	40,242,957	43,522,372

Capital surplus	31,718,116	32,197,790

Retained earnings:
Legal reserve	-	602,267
Unappropriated retained earnings	6,022,669	16,578,660

	6,022,669	17,180,927

Cumulative translation adjustment	27,151	4,419

Treasury stock	(182,849)	(250,981)

Total stockholders’ equity	77,828,044	92,654,527

Total Liabilities and Stockholders’ Equity	129,171,402	158,070,841

AU OPTRONICS CORP. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

Years ended December 31, 2002 and 2003

(Expressed in thousands of New Taiwan dollars
except for per share data)

	2002	2003

	NT$	NT$

Net sales	75,689,165	104,860,642
Cost of goods sold	63,606,190	81,398,889

Gross profit	12,082,975	23,461,753

Operating expenses:
Selling	520,016	1,394,998
General and administrative	1,615,959	2,435,619
Research and development	2,233,119	3,386,352

	4,369,094	7,216,969

Total operating income	7,713,881	16,244,784

Non-operating income:
Interest revenue	280,410	161,121
Foreign currency exchange gain, net	-	61,785
Gain on market price recovery of short-term investment	-	126,883
Other income	261,409	181,055

	541,819	530,844

Non-operating expenses and losses:
Interest expense	1,231,514	819,240
Investment loss recognized by equity method	10,475	14,449
Short-term investment permanent impairment loss	650,626	-
Foreign currency exchange loss, net	210,815	-
Other loss	129,510	368,680

	2,232,940	1,202,369

Income before income tax	6,022,760	1 5,573,259
Income tax expense (benefit)	91	(86,669)

Net income	6,022,669	15,659,928

Earnings per common share:
Basic earnings per common share	1.65	3.65

Diluted earnings per common share	1.58	3.61

Basic earnings per common share- retroactively adjusted	1.56

Diluted earnings per common share - retroactively adjusted	1.49

AU OPTRONICS CORP. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2002 and 2003
(Expressed in thousands of New Taiwan dollars and shares)

	Capital Stock			Capital surplus	Retained Earnings		Cumulative translation adjustment	Treasury stock	Total
	Common shares	Common stock	Certificates exchangeable for common stock		Legal reserve	Unapprop-priated earnings (accumulated deficit)

		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2002	2,970,581	29,705,816	-	17,998,396	232,014	(3,997,843)	8,902	-	43,947,285
Issuance of common stock for cash	500,000	5,000,000	-	14,170,256	-	-	-	-	19,170,256
Transfer of legal reserve to unappropriated earnings	-	-	-	-	(232,014)	232,014	-	-	-
Transfer of capital surplus to unappropriated earnings	-	-	-	(3,765,829)	-	3,765,829	-	-	-
Net income for 2002	-	-	-	-	-	6,022,669	-	-	6,022,669
Purchase of treasury stock	-	-	-	-	-	-	-	(182,849)	(182,849)
Cumulative translation adjustment	-	-	-	-	-	-	18,249	-	18,249
Convertible bonds converted to common stock	553,613	5,536,129	1,012	3,315,293	-	-	-	-	8,852,434

Balance at December 31, 2002	4,024,194	40,241,945	1,012	31,718,116	-	6,022,669	27,151	(182,849)	77,828,044
Appropriation for legal reserve	-	-	-	-	602,267	(602,267)	-	-	-
Cash dividends	-	-	-	-	-	(2,006,917)	-	-	(2,006,917)
Transfer of retained earnings to common stock	200,692	2,006,917	-	-	-	(2,006,917)	-	-	-
Transfer of employees’ profit sharing to common stock	43,363	433,632	-	-	-	(433,632)	-	-	-
Directors’ and supervisors’ remuneration	-	-	-	-	-	(54,204)	-	-	(54,204)
Net income for 2003	-	-	-	-	-	15,659,928	-	-	15,659,928
Purchase of treasury stock	-	-	-	-	-	-	-	(68,132)	(68,132)
Cumulative translation adjustment	-	-	-	-	-	-	(22,732)	-	(22,732)
Convertible bonds converted to common stock	83,988	839,878	(1,012)	479,674	-	-	-	-	1,318,540

Balance at December 31, 2003	4,352,237	43,522,372	-	32,197,790	602,267	16,578,660	4,419	(250,981)	92,654,527

     AU OPTRONICS CORP. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
Years ended December 31, 2002 and 2003
(Expressed in thousands of New Taiwan dollars)

	2002	2003

	NT$	NT$
Cash flows from operating activities:
Net income	6,022,669	15,659,928
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,498,954	14,780,225
Amortization of intangible assets and deferred charges	1,490,968	1,514,404
Provision for early redemption of convertible bonds and amortization of
discount for commercial paper	114,548	31,799
Loss (gain) from disposal of property, plant and equipment	(3,293)	139,149
Unrealized exchange loss (gain), net	348,155	(70,837)
Provision for inventory devaluation	-	324,186
Provision for allowance for doubtful accounts, sales returns and discounts	32,420	4,453
Investment loss (gain)	661,101	(14,224)
Increase in notes and accounts receivable (including related parties)	(1,203,910)	(6,898,659)
Decrease (increase) in inventories	526,425	(1,770,744)
Decrease (increase) in prepayments and other current assets	(484,340)	662,702
Increase in deferred tax assets	-	(86,669)
Increase in notes and accounts payable (including related parties)	1,321,956	11,412,995
Increase in accrued expenses and other current liabilities	486,166	1,308,965
Increase in accrued pension liabilities	9,898	43,799

Net cash provided by operating activities	20,821,717	37,041,472

Cash flows from investing activities:
Decrease in short-term investments	1,144,082	974,003
Acquisition of property, plant and equipment	(18,035,305)	(39,300,566)
Proceeds from disposal of property, plant and equipment	78,719	10,954
Increase in long-term equity investments	(46,586)	(817,013)
Decrease in restricted cash in bank	97,342	23,000
Increase in intangible assets and deferred charges	(1,239,156)	(1,092,946)
Increase in refundable deposits	(124,050)	(136,798)

Net cash used in investing activities	(18,124,954)	(40,339,366)

Cash flows from financing activities:
Decrease in short-term borrowings	(1,815,517)	(469,649)
Increase (decrease) in guarantee deposits	21,585	(21,980)
Payment of long-term borrowings and bonds payable	(5,104,110)	(10,792,110)
Increase in long-term borrowings and bonds payable	4,664,932	8,740,405
Purchase of treasury stock	(182,849)	(68,132)
Issuance of common stock for cash	19,170,256	-
Cash dividend	-	(2,006,917)
Directors’ and supervisors’ remuneration	-	(54,204)

Net cash provided by (used in) financing activities	16,754,297	(4,672,587)

Effect of exchange rate change on cash	9,866	(24,631)

Net increase (decrease) in cash and cash equivalents	19,460,926	(7,995,112)
Cash and cash equivalents at beginning of year	6,496,268	25,957,194

Cash and cash equivalents at end of year	25,957,194	17,962,082

Supplemental disclosures of cash flow information:
Cash paid for interest expense	1,253,983	823,773

Cash paid for income taxes	19,343	(15,581)

Additions to property, plant and equipment:
Increase in property, plant and equipment	18,589,628	44,414,072
Increase in equipment acquisitions payable	(554,323)	(5,113,506)

Cash paid	18,035,305	39,300,566

Supplementary disclosure of non-cash investing and financing activities:
Convertible bonds applying for conversion	8,852,434	1,318,540

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(1) Basis of Presentation

AU Optronics Corp. (“AUO”, formerly known as Acer Display Technology Inc.) was founded in the Hsinchu Science-based Industrial Park of the Republic of China on August 12, 1996. AUO’s main activities are the research, development, production and sale of thin film transistor liquid crystal displays (TFT-LCDs), and other flat panel displays used in a wide variety of applications, including notebook personal computers, desktop monitors, televisions, personal digital assistants, car televisions, digital cameras and camcorders, car navigation systems and mobile phones. AUO sells its products primarily in Asia and to a lesser extent, Europe and North America. On May 10, 2001, the Company’s stockholders approved a proposal to merge with Unipac Optoelectronics Corp. (“Unipac”) which was principally engaged in the research, development, design, manufacture and sale of TFT-LCD and LCD modules used in wide variety of applications. Unipac was subsequently dissolved in to the Company.

AU Optronics (L) Corp. (“AUL”) is a wholly owned subsidiary of AUO and was incorporated in September 2000. AUL is a holding company investing in the wholly owned foreign subsidiaries including AU Optronics Corporation America (“AUA”, formerly known as Acer Display Technology American Inc.), AU Optronics (Suzhou) Corp. (“AUS”) and AU Optronics Corporation Japan (“AUJ”). AUA’s primary business activities include the sale of TFT-LCDs in the United States. AUS is primarily engaged in the assembly of TFT-LCD module products in Mainland China. AUJ is mainly engaged in the sale of TFT-LCDs and other flat-panel display modules in Japan.

Konly Venture Corp. (“Konly”), a wholly owned subsidiary of AUO, was incorporated in August 2002. Konly is an investment holding company for future investments AUO plans to make in other similar technology companies.

The condensed consolidated financial statements include the accounts of AUO and the aforementioned subsidiaries, hereinafter, referred to individually or collectively as the “Company”.

The accompanying condensed consolidated financial statements have been derived from the originally issued Chinese version consolidated financial statements. In preparing the condensed consolidated financial statements, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities for the condensed consolidated balance sheets as of December 31, 2002 and 2003, and amounts of revenues and expenses in the condensed consolidated statements of operations for each of the years in the two year periods ended December 31, 2003.

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”). These condensed consolidated financial statements are not intended to present the financial position of the Company and the related results of operations and cash flows based on accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. All significant inter-company balances and transactions are eliminated in the condensed consolidated financial statements.

Certain information and note disclosures normally included in financial statements prepared in accordance with ROC GAAP, have been condensed or omitted. For a more complete discussion of accounting policies and recurring balance and transactions, these condensed consolidated financial statements should be read in conjunction with our December 31, 2002 audited consolidated financial statements and related notes included in our 2002 Annual Report on Form 20-F.

(2)   Earnings Per Common Share

               Earning per common share in 2002 and 2003 are computed as follows:

	For the year ended December 31
	2002		2003
	Pre-tax	After tax	Pre-tax	Af ter tax

Basic earnings per share:			(in thousands)
Net income	6,022,760	6,022,669	15, 573,259	15, 659,928

Weighted average number of shares outstanding (thousand shares):
Shares of common stock at the beginning of the year	2,970,582	2,970,582	4,015,255	4,015,255
Issuance of common stock for cash	291,667	291,667	-	-
Transfer of retained earnings to common stock	-	-	244,055	244,055
Treasury stock	(377)	(377)	(2,926)	(2,926)
Certificates exchangeable for common shares	377,927	377,927	33,044	33,044

Weighted average number of shares outstanding during the year	3,639,799	3,639,799	4,289,428	4,289,428

Retroactive adjustment of capitalization of retained earning	221,300	221,300

Retroactively adjusted weighted average outstanding shares	3,861,099	3,861,099
Basic earnings per share (NT$)	1.65	1.65	3.63	3.65

Basic earnings per share – retroactively adjusted (NT$)	1.56	1.56

	For the year ended December 31
	2002		2003
	Pre-tax	After tax	Pre-tax	Af ter tax

Diluted earnings per share:	(in thousands)
Net income	6,022,760	6,022,669	1 5,573,259	15,659,928
Effects of potential common shares:
Adjustment for interest of convertible bonds payable	170,825	128,119	34,301	25,726

	6,193,585	6,150,788	15,607,560	1 5,685,654

Weighted average number of shares outstanding (thousand shares):
Shares of common stock at the beginning of the year	2,970,582	2,970,582	4,015,255	4,015,255
Potential number of common shares assumed upon
conversion of convertible bonds	632,910	632,910	83,952	83,952
Issuance of common stock for cash	291,667	291,667	-	-
Treasury stock	(377)	(377)	(2,926)	(2,926)
Transfer of retained earnings to common stock	-	-	244,055	244,055

Weighted average number of shares outstanding during the
year	3,894,782	3,894,782	4,340,336	4,340,336

Retroactive adjustment of capitalization of retained earning	236,803	236,803

Retroactively adjusted weighted average outstanding shares	4,131,585	4,131,585

Diluted earnings per share (NT$)	1.59	1.58	3.60	3.61

Diluted earnings per share – retroactively adjusted (NT$)	1.50	1.49

(3)    Inventories

               Components of inventories at December 31, 2002 and 2003 consisted of the following:

	December 31,
	2002	2003
	NT$	NT$
	(in thousands)
Finished goods	3,224,519	3,523,344
Work in process	3,255,697	3,071,614
Raw materials and spare parts	2,423,645	3,968,098

	8,903,861	10,563,056
Less: provision for inventory obsolescence and devaluation	(394,291)	(606,928)

	8,509,570	9,956,128

Insurance coverage on inventories	5,144,805	10,652,200

(4)    American Depository Shares

On December 10, 2001, the Company issued 500 million shares of its common stock in the form of 50 million American Deposition Shares (“ADS”s). Each ADS represents the right to receive 10 shares of common stock. The public offering price per ADS was US$11.57. The stock issuances described above were authorized by and registered with the government authorities.

As of December 31, 2002 and 2003, the Company’s authorized common stock, par value NT$10 per share, totaled NT$ 50,000,000 thousand and NT$58,000,000 thousand, respectively, and the issued and outstanding common stock amounted to NT$40,242,957 thousand (including the certificates exchangeable for common stock of NT$1,012 thousand) and NT$43,522,372 thousand, respectively.

US GAAP FINANCIAL INFORMATION

The Company’s US GAAP information is based on the Company’s 2003 audited consolidated financial statements reported under ROC GAAP, and included in the Company’s 2003 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

     US GAAP reconciliation:

     1. Reconciliation of consolidated net income:

		For the year ended December 31,
		2002	2003
		NT$	NT$
		(in thousands except per share data)

Net income, ROC GAAP		6,022,669	15,659,928
US GAAP adjustments:
(a)	Recognition of purchase method of accounting
	- Amortization of intangible assets	(1,049,496)	(1,049,496)
	- Amortization of premium on bonds payable	60,268	36,687
	- Inventory	56,245	-
	- Depreciation	(240,365)	162,517
	- Deferred tax liabilities	-	680,849
(b)	Compensation
	- Remuneration to directors and supervisors	(54,204)	(70,470)
	- Employee bonuses
	- Accrual	(433,632)	(1,268,454)
	- Adjustment to fair value	-	(450,977)
(c)	Investment loss on long-term investment equity method	(79,731)	(163,376)
(d)	Investment gain (loss) in marketable securities	1,132,551	(34,877)
(e)	Provision for inventory obsolescence and devaluation	(33,945)	33,945
(f)	Accretion of interest expense resulting from beneficial conversion feature of convertible bonds	(106,454)	(18,507)
(i)	Depreciation on property, plant and equipment	(173,510)	(197,882)
(j)	Derivative financial instruments recorded at fair value	78,024	22,270
(k)	Compensated absences accrual	(8,490)	(73,874)
(m)	Escalation adjustment of rent expense	(19,096)	(15,453)
(n)	Valuation allowance for deferred tax assets	-	1,869,051
Tax effect of US GAAP adjustments		(211,952)	593,545

Net income, US GAAP		4,938,882	15,715,426

Basic earnings per share under US GAAP (in dollars)		1.29	3.68

Diluted earnings per share under US GAAP (in dollars)		1.25	3.65

Basic-Weighted-average number of shares outstanding (in thousands)		3,821,789	4,267,746

Diluted-Weighted-average number of shares outstanding (in thousands)		4,089,521	4,318,654

     2. Reconciliation of consolidated stockholders’ equity:

		For the year ended December 31,
		2002	2003

(in thousands)		NT$	NT$

Total stockholders’ equity, ROC GAAP		77,828,044	92,654,527
(a)	Recognition of purchase method of accounting
	- Goodwill	11,599,692	10,946,732
	- Intangible assets, net of amortization	6,296,974	5,247,478
	- Other assets	49,328	275,161
	- Other liabilities	(1,414,273)	(45,109)
(b)	Compensation
	- Remuneration to directors and supervisors	(54,204)	(70,470)
	- Employee bonuses
	- Accrual	(433,632)	(1,268,454)
(c)	Investment loss on long-term investment-equity method	(3,791)	(167,167)
(c)	Cumulative translation adjustment	(134)	5,877
(d)	Marketable securities	(592,651)	(78,012)
(e)	Provision for inventory obsolescence and devaluation	(33,945)	-
(f)	Beneficial conversion feature of convertible bonds	80,887	-
(i)	Property, plant and equipment	(415,215)	(613,097)
(j)	Derivative financial instruments recorded at fair value	(93,393)	(63,366)
(k)	Compensated absences accrual	(41,952)	(134,711)
(m)	Escalation adjustment of rent expense	(98,485)	(113,938)
(n)	Valuation allowance for deferred tax assets	(1,869,051)	-
	Tax effect of US GAAP adjustments	(211,952)	403,428

	Total stockholders’ equity, US GAAP	90,592,247	106,978,879

NOTES TO SHAREHOLDERS:

1.	For the Company’s 2003 annual report on Form 20-F, which includes an explanation of the main differences between ROC GAAP and US GAAP affecting the Company’s consolidated financial statements, please refer to the “Investors” section of the Company’s website at http://www.auo.com/english/investors/index.php?func=main after July 15, 2004.

2.	Shareholders who wish to obtain the 2003 annual report on Form 20-F may request copy to be sent free of charge by contacting the Depositary at 1-888-301-0508 after July 15, 2004.

3.	After May 5, 2004, the Company’s resolution notice of 2004 Annual General Shareholders’ Meeting will be accessible on the URL site of http://www.auo.com/english/investors/index.php?func=information